UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑ Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

FOR THE YEAR ENDED DECEMBER 31, 2004
OR

☐ Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from . . . . to . . . .

Commission file number 1-7627

FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES COLLECTIVELY BARGAINED EMPLOYEES RETIREMENT SAVINGS PLAN
(Full title of the plan)

FRONTIER OIL CORPORATION
(Name of issuer of the securities)

10000 Memorial Drive, Suite 600
Houston, Texas 77024-3411
(Address of issuer’s principal executive offices)

FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES
COLLECTIVELY BARGAINED EMPLOYEES RETIREMENT SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR THE YEAR ENDED DECEMBER 31, 2004

INDEX

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Plan Benefits
As of December 31, 2004 and 2003

Statements of Changes in Net Assets Available for Plan
Benefits for the Years Ended December 31, 2004 and 2003

Notes to Financial Statements

Supplemental Schedules*:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held
at End of Year) As of December 31, 2004

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
The Frontier Refining & Marketing Inc. and Subsidiaries Collectively Bargained Employees Retirement Savings Plan
Denver, Colorado

We have audited the accompanying statements of net assets available for plan benefits of Frontier Refining & Marketing Inc. and Subsidiaries Collectively Bargained Employees Retirement Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan at as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Denver, Colorado
June 23, 2005

FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES
COLLECTIVELY BARGAINED EMPLOYEES RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
As of December 31, 2004 and 2003

	2004	2003
ASSETS
Investments at Fair Value (Note 2):
Mutual Funds	$16,535,021	$13,852,951
Frontier Oil Corporation Common Stock	218,751	183,743
Common/Collective Trust	4,140,410	4,026,660
Participant Loans	930,815	767,737
	21,824,997	18,831,091

Receivables:
Employer Contributions	237,508	253,667
	237,508	253,667

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$22,062,505	$19,084,758

The accompanying notes are an integral part of these statements

FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES
COLLECTIVELY BARGAINED EMPLOYEES RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Years Ended December 31, 2004 and 2003

	2004	2003
Contributions:
Employer	$938,340	$884,704
Participant	1,047,449	892,972

Total Contributions	1,985,789	1,777,676

Investment Income:
Dividends and Interest Income	581,967	389,118
Participant Loan Interest	50,756	63,100
Net Appreciation in Fair Value of Investments (Note 2)	1,308,889	2,374,029

Net Investment Income	1,941,612	2,826,247

Deductions:
Benefits Paid to Participants	(944,020)	(403,775)
Administrative Expenses	(5,634)	(4,557)
Transfers to Frontier Retirement Savings Plan	-	(137,903)

Total Deductions	(949,654)	(546,235)

Increase in Net Assets	2,977,747	4,057,688

Net Assets Available for Plan Benefits:
Beginning of Year	19,084,758	15,027,070
End of Year	$22,062,505	$19,084,758

The accompanying notes are an integral part of these statements

FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES
COLLECTIVELY BARGAINED EMPLOYEES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

1. SUMMARY OF PLAN AND SIGNIFICANT ACCOUNTING POLICIES

The following summary of the Frontier Refining & Marketing Inc. and Subsidiaries (the “Company”) Collectively Bargained Employees Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document, available upon request from the Company’s Human Resources Department, for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering any person who is employed by the Company, has completed six months of service, is age 21 or older, and who is covered by a collective bargaining agreement at the Company’s Cheyenne, Wyoming refinery between employee representatives and the Company if the agreement provides for participation in a retirement plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Pension Benefit Guaranty Corporation does not guarantee Plan benefits. Any eligible employee will be considered a “Participant” in the Plan.

All of the Plan’s assets are held by a trustee-administered trust fund (the “Trust”). The trustee for the Plan is Fidelity Management Trust Company (the “Trustee”). A committee appointed by the Company’s Board of Directors (the “Board”) administers the Plan.

Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Risks and Uncertainties

The Plan provides for various investment options in mutual fund and common/collective trusts. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

Investment Valuation and Income Recognition

Investments, except for investments in the Fidelity Managed Income Portfolio and Participant Loans, are stated at fair values. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The Fidelity Managed Income Portfolio is a common/collective trust which invests in guaranteed investment contracts, bank investment contracts and guaranteed synthetic investment contracts. These contracts are carried in the common/collective trust fund’s audited financial statements at estimated fair value as determined by the trust fund’s trustee based on the underlying investments, which approximates fair value. The Plan’s investment in the Trust is valued daily at the Plan’s proportionate interest in the fund as of the financial statement date. The average yield for the years ended December 31, 2004 and 2003 was 4.04% and 4.47%, respectively and the crediting interest rate as of December 31, 2004 and 2003 was 3.80% and 4.23%, respectively. Participant Loans are valued at cost, which approximates fair value. Purchases and sales of investment are recorded on a trade-date basis. Interest income is recorded when earned and dividends are recorded on the ex-dividend date.

Administrative Expenses

Subject to such limitations as may be imposed by ERISA or other applicable laws, all costs and expenses incurred in connection with the general administration of the Plan and the Trust shall be covered by the Company unless paid by the Trust. During the years ended December 31, 2004 and 2003, plan administration expenses in the amounts of $33,200 and $24,402, respectively, were paid directly by the Company. Additionally, during the years ended December 31, 2004 and 2003, investment fees, transaction-based fees and loan fees in the amounts of $5,634 and $4,557, respectively, were paid by the Trust, from specific participant accounts.

Contributions

Each year, the Company’s Board may determine a contribution (“Profit-Sharing Contribution”) to be made on behalf of each Plan Participant who meets the eligibility requirements. Such contribution, if made, shall be equal to such percentage of the Participant’s compensation (as defined in the Plan document) as the Board may determine. As contractually agreed, a percentage contribution of 8% was made by the Company for the years ended December 31, 2004 and 2003, for participants employed by the Company as of December 31, 2004 and 2003, respectively.

A Participant is eligible to receive a quarterly Profit-Sharing Contribution, currently funded at the end of the said quarter, if the Participant is an eligible employee at the end of the said quarter.

Participants may now elect to contribute (“Employee Contributions”) from 1% to 60% of their compensation as a before-tax contribution to the Plan, subject to Internal Revenue Service limits. Participants who are age 50 or older can contribute additional amounts to the Plan each year ($3,000 and $2,000 in 2004 and 2003, respectively) as allowed per the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”).

In addition, the Company may, at the discretion of the Board, make a matching contribution (“Matching Contribution”) on behalf of each Participant. This Matching Contribution, if any, shall be equal to amounts contributed by Participants not to exceed a percentage determined by the Board. During the years ended December 31, 2004 or 2003, as contractually agreed, no Matching Contributions were made for participants employed by the Company as of December 31, 2004 and 2003, respectively.

Total annual additions for the combined Participant and employer contributions under the Plan and all other plans sponsored by the Company are limited to the lesser of 100% of eligible compensation or $40,000.

Participant Accounts

A separate account (“Account”) is maintained for each Participant and is credited for the contributions made by and on behalf of each Participant. Each Participant has an undivided proportionate interest in the Trust that is measured by the proportion that the market value of their Account bears to the total market value of all Accounts as of the date that such interest is being determined. As of each Valuation Date, as defined in the Plan, the net earnings and gains or losses of each Investment Fund are allocated to each Participant’s Account in the same proportion that the market value of their Account in such Investment Fund bears to the total market value of all Participants’ Accounts in such Investment Fund.

Vesting

Participants are immediately fully vested in all amounts contributed to the Plan.

Payment of Benefits

Upon a Participant’s retirement, death, disability, or termination of employment, the Participant’s Account will be available for distribution as soon as reasonably practical following the termination date. In addition, hardship distributions are permitted if certain criteria are met. The Plan provides that participants may receive in-service distributions of any or all of their account as of the date they attain age 59½. Any amounts subsequently credited to their Account shall be available after each such contribution. Benefits are recorded when paid. As of December 31, 2004 and 2003, $2,116,053 and $1,384,253, respectively, of the net assets available for plan benefits were allocated to Participants who had withdrawn from participation in the Plan.

Participant Loans

Subject to certain limitations, each Participant may borrow amounts from their Account as defined in the Plan. The terms of such loans are determined by the guidelines defined in the Plan, and are in conformance with Internal Revenue Service guidelines. The maximum amount available for borrowing is 50% of the Participant’s account balance, not to exceed $50,000. The loans are secured by the balance in the Participants account and bear interest at rates commensurate with the local prevailing rates. Principal and interest is paid ratably through payroll deductions.

Participant Transfers

If a Plan participant’s employee status changes such that they become a participant in the Frontier Retirement Savings Plan, their Account balance is transferred from the Plan into the Frontier Retirement Savings Plan. The Frontier Retirement Savings Plan is a defined contribution plan covering any person who is employed by Frontier Oil Corporation or the Company, has completed six months of service, is age 21 or older, is not a non-resident alien or “leased” employee and who is not an employee at the Company’s Cheyenne, Wyoming refinery covered by a collective bargaining agreement between employee representatives and the Company. During the year ended December 31, 2003 participant transfers totaling $137,903 were made out of the Plan into the Frontier Retirement Savings Plan.

2. INVESTMENTS

The Plan administrator establishes the available investment alternatives administered under the Trust. Each Plan Participant directs the investment of all contributions (both Company and Participant contributions) to the Participant’s Account in increments of 10% in any one or more of the available investment alternatives. As of December 31, 2004, there are twenty-four investment alternatives from which the Participant may choose, including a common/collective trust, mutual funds and Frontier Oil common stock. The Frontier Oil common stock investment alternative is a unitized employer stock fund.

The fair value of individual investments that represent 5% or more of the Plan’s total net assets available for plan benefits as of December 31, 2004 and 2003 are as follows:

	2004		2003
	Shares or Units	Amount	Shares or Units	Amount
Fidelity Managed Income Portfolio	4,140,410	$4,140,410	4,026,660	$4,026,660
Fidelity Independence Fund	244,745	4,363,810	284,568	4,570,165
Fidelity Puritan Fund	138,124	2,617,453	122,864	2,269,293
Fidelity Low-Priced Stock Fund	43,057	1,733,036	28,056	981,388
Fidelity Aggressive Growth Fund	100,613	1,670,169	138,317	2,065,068
Fidelity Growth & Income Fund	30,834	1,178,152	29,741	1,059,655

During the years ended December 31, 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003
Mutual funds	$1,232,635	$2,370,187
Frontier Oil Corporation Common Stock (unitized fund)	76,254	3,842
Net appreciation of investments	$1,308,889	$2,374,029

The gain or loss on the sale of assets represents the difference between the sales proceeds and the fair value of the investment at the beginning of the year, or the acquisition cost if the asset was acquired during the year. Net appreciation or depreciation in the fair value of investments is computed as the difference between the fair value at the end of the year and the beginning of the year, or the acquisition cost if the asset was acquired during the year.

3. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 13, 2004, that the Plan is qualified and the Trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code.

4. PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and common/collective trusts managed by Fidelity Management Trust Company, the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Other Plan investments are shares of Frontier Oil Corporation Common Stock, which also qualify as party-in-interest transactions. As of December 31, 2004 and 2003, the Plan held 9,607 and 12,387 units, respectively, of the Frontier Oil Corporation Common Stock Unitized Fund, with a cost basis of $154,388 and $170,123, respectively.

FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES
COLLECTIVELY BARGAINED EMPLOYEES RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT
END OF YEAR)
As of December 31, 2004

Identity of Issuer	Description of Investments	Shares or Units	Fair Value

Fidelity Management Trust
Company	Common/Collective Trust:
	*Fidelity Managed Income Portfolio	4,140,410	$ 4,140,410
	Managed Funds:
	*Fidelity Independence Fund	244,745	4,363,810
	*Fidelity Puritan Fund	138,124	2,617,453
	*Fidelity Low-Priced Stock Fund	43,057	1,733,036
	*Fidelity Aggressive Growth Fund	100,613	1,670,169
	*Fidelity Growth & Income Fund	30,834	1,178,152
	*Fidelity Value Fund	13,983	996,839
	*Fidelity Intermediate Bond Fund	89,997	946,773
	*Fidelity Contrafund	13,484	765,055
	*Fidelity Diversified International Fund	23,663	677,704
	*Fidelity Capital Appreciation Fund	12,740	331,618
	*Fidelity Freedom 2020 Fund	21,955	306,487
	*Fidelity Spartan US Equity Index Fund	5,647	242,050
	*Fidelity Mid-Cap Stock Fund	8,875	208,123
	*Fidelity Freedom 2030 Fund	11,026	155,253
	*Fidelity Freedom Income Fund	13,523	152,407
	*Fidelity Freedom 2010 Fund	10,743	146,315
	*Fidelity Freedom 2040 Fund	3,312	27,393
	*Fidelity Freedom 2000 Fund	1,273	15,378
	*Fidelity Freedom 2005 Fund	82	886
	*Fidelity Freedom 2015 Fund	4	40
	*Fidelity Freedom 2025 Fund	4	40
	*Fidelity Freedom 2035 Fund	4	40

Frontier Oil Corporation	*Frontier Oil Corporation Stock
	Unitized Fund	9,607	218,751

Plan Participants	Participant Loans, maturing between January 26, 2005
	and August 10, 2014. 5.00% to 10.50% interest		930,815

	Total Investments		$ 21,824,997

*Represents a party-in-interest (Note 5).

EXHIBIT INDEX

Exhibit
Number     Description

23   Consent of Deloitte & Touche LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Frontier Oil Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES COLLECTIVELY BARGAINED EMPLOYEES RETIREMENT SAVINGS PLAN

By:	/s/ Nancy J. Zupan
Nancy J. Zupan Vice President - Controller (principal accounting officer)

Date: June 23, 2005